December 11, 2008

VIA EDGAR AND FEDERAL EXPRESS

Rufus Decker

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Re:	Deer Valley Corporation

Form 10-KSB for the fiscal year ended December 31, 2007

Forms 10-Q for the periods ended March 31, 2008 and June 30, 2008

File No. 0-5388

Dear Mr. Decker:

On behalf of Deer Valley Corporation (the “Company”), this letter responds to the comments you provided by letter dated November 20, 2008 regarding the Company’s Form 10-KSB for the fiscal year ended December 31, 2007 and Forms 10-Q for the periods ended March 31, 2008 and June 30, 2008. Your comments are set forth below in italics, and each comment is followed by the Company’s response

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions should be included in your future filings.

Response

The Company acknowledges the staff’s comment and has provided, where appropriate, the revised disclosures for future filings. For those comments below that specifically request an amendment, we will file the amended Form 10-KSB.

2.	In our previous letter, we requested that management provide, in writing, acknowledgement of the three (3) bullet pointed items (i.e., Tandy language) described at the end of our comment letter dated September 25, 2008. It appears that these acknowledgements were not provided with your response letter dated November 3, 2008. Please provide the requested acknowledgements in writing from management with your next response letter.

United States Securities and Exchange Commission

December 11, 2008

Response

The Company acknowledges the staff’s comment concerning management’s acknowledgment of the three (3) bullet pointed items (i.e., the Tandy language). Management has set forth the requested acknowledgements at the end of this response letter.

Note 10- Income Taxes

3.	We note your response to comment eight (8) from our letter dated September 25, 2008. Please tell us and revise future filings to clarify whether the expiration of net operating losses and credits had any impact upon the amount of deferred tax assets you recognized at December 31, 2007.

Response

The Company acknowledges the Staff’s comments and proposes the following responses below to comment 3 related to Note 10 – Income Taxes:

Note 10 – Income Taxes

Due to the ownership change in January 2006 and prior years, the pre-change net operating loss carry forwards and credits expired on the date of acquisition pursuant to the change in ownership rules under IRC Section 382. The expiration of these items had no impact on the deferred tax assets we recognized at December 31, 2007.

We will include this definitive language where disclosure of these items is required in future filings.

Item 8A- Controls and Procedures, page 18

4.	We have reviewed your response to comment nine (9) from our letter dated September 25, 2008. Please amend your Form 10-KSB for the year ended December 31, 2007 to provide your revised disclosures about material weaknesses that you identified as of December 31, 2007 and how you plan to remediate these weaknesses. See Item 308T of Regulation S-B.

Response

The Company acknowledges the staff’s comment. Upon confirmation that comment 5 below does not require an additional amendment to our 10-KSB for the year ended December 31, 2007, we will file an amended Form 10-KSB for the year ended December 31, 2007 providing for revised disclosures concerning the material weaknesses that we identified as of December 31, 2007 and how we plan to remediate these weaknesses, as discussed in our prior response letter to you.

5.

As a related matter, our prior comment nine (9) requested that you consider whether management’s failure to provide a complete report on internal control over financial reporting impacted your conclusions regarding the effectiveness of your disclosure controls and procedures

3111 W. Dr. MLK Blvd., Ste 100, Tampa, FL 33607

813.418.5250

United States Securities and Exchange Commission

December 11, 2008

as of December 31, 2007. Since your response letter dated November 3, 2008 did not include any proposed changes to your disclosure control and procedures disclosures, it appears that management continues to believe that your disclosure controls and procedures were effective as of December 31, 2007. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. In light of these facts, please explain how you concluded that disclosure controls and procedures were effective. Alternatively, please show us how you will amend the 10-KSB to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that your disclosure controls and procedures were not effective as of the end of the fiscal year.

Response

The Company acknowledges the staff’s comment concerning disclosure controls and procedures and concludes that, as of December 31, 2007, its disclosure controls and procedures were not effective. As a result, we will file an amended Form 10-KSB for the year ended December 31, 2007 with the following revised disclosure:

Disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”), are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and acting Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and acting Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2007. At the time this Form 10-KSB was initially filed with the Securities and Exchange Commission, we concluded that our disclosure controls and procedures were effective based on their evaluation. Subsequently we became aware that in the initial filing of this 10-KSB, we inadvertently failed to specify the material weakness of our internal controls over financial reporting and discuss our plan to remediate these weaknesses. As a result of this omission, our Chief Executive Officer and acting Chief Financial Officer, based on their evaluation, have now concluded that our disclosure controls and procedures were not effective as of December 31, 2007.

3111 W. Dr. MLK Blvd., Ste 100, Tampa, FL 33607

813.418.5250

United States Securities and Exchange Commission

December 11, 2008

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008

Condensed Consolidated Financial Statements

Note 6 – Commitments and Contingencies

6.	It is unclear from your disclosures whether your put liability is the only financial asset and/or liability that you measured at fair value as of September 30, 2008 in accordance with SFAS 157. Please show us how you will revise your future filings to provide all the disclosures described in paragraphs 32-35 of SFAS 157 and in Appendix A to SFAS 157.

Response

The Company acknowledges the Staff’s comments and proposes the following responses below to comment 6 related to Note 6 – Commitments and Contingencies:

The put liability is the only financial asset and/or liability that we measured at fair value as of September 30, 2008 in accordance with SFAS 157. We will include the following policy statement in future filings:

3111 W. Dr. MLK Blvd., Ste 100, Tampa, FL 33607

813.418.5250

United States Securities and Exchange Commission

December 11, 2008

Summary of Significant Accounting Policies

Fair Value Measurements

SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. In February 2008, the FASB issued FASB Staff Position (“FSP”) 157-2, Effective Date of FASB Statement No. 157, which delays the effective date of SFAS No. 157 for all non financial assets and non financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The only item subject to fair value measurement under SFAS No. 157 as reflected in our September 30, 2008 balance sheet is our put liability. See Note 6 – Commitments and Contingencies for additional disclosure on the Company’s put liability.

Pursuant to paragraphs 32-35 of SFAS 157 and Appendix A to SFAS 157, we will provide the following disclosure related to our put liability in future filings:

On January 1, 2008 the Company adopted SFAS No. 157, “Fair Value Measurements”, for our financial assets and financial liabilities. SFAS 157 defines fair value, provides guidance for measuring fair value and requires certain disclosures. SFAS 157 discusses valuation techniques such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The statement utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities

3111 W. Dr. MLK Blvd., Ste 100, Tampa, FL 33607

813.418.5250

United States Securities and Exchange Commission

December 11, 2008

Level 2: Inputs, other than quoted prices, that are observable for the asset or liability; either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

The following table summarizes the level 3 inputs used to measure the put liability at fair value:

As of Date
Expected volatility	%-%
Expected dividends	—
Expected term in years	years
Risk free rate of return	%-%

As a result of the fair value adjustments the Company has recognized expense for the “XXX” and “XXX” month periods ended “XXXXX” 30, 20XX of $ and $ respectively.

In providing the responses set forth in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

3111 W. Dr. MLK Blvd., Ste 100, Tampa, FL 33607

813.418.5250

United States Securities and Exchange Commission

December 11, 2008

We hope that this letter is responsive to your comments. If you have any questions regarding the information set out above or any additional comments, please call the undersigned at (813) 885-5998 or Brent A. Jones, Esq., Bush Ross, P.A., at (813) 204-6420.

Sincerely,

/s/ Charlie Masters
Charles G. Masters
President, President and Chief Executive Officer

cc:	Bush Ross, P.A.

3111 W. Dr. MLK Blvd., Ste 100, Tampa, FL 33607

813.418.5250